                                                                      EXHIBIT 99


                        FIRST GWINNETT BANCSHARES, INC.
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned stockholder hereby appoints Monty G. Watson and Kelly J. Johnson, and each or any one of them, with full power of substitution, as Proxies to represent and to vote as designated below, all the shares of common stock of First Gwinnett Bancshares, Inc. (the "Company") held of record by the undersigned on June 28, 1996, at the Special Meeting of the Stockholders (the "Special Meeting") to be held on August 6, 1996, or any adjournments thereof.

        1. Proposal to approve the Agreement and Plan of Merger, dated as of October 23, 1995 (the "Agreement"), by and between the Company and Regions Financial Corporation ("Regions") pursuant to which the Company will merge with and into Regions and each share of the Company's common stock (except for certain shares held by the Company or Regions) will be converted into
    1.1336 shares of Regions common stock, and under such other terms and conditions as are set forth in the Agreement:

         --------- FOR     --------- AGAINST       --------- ABSTAIN

        2. To transact such other business as may properly come before the meeting or any adjournment thereof.

    This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder, and in the discretion of the persons named as Proxies on all other matters which may properly come before the Special Meeting or any adjournment thereof. If no direction is made, this proxy will be voted in favor of Proposal 1.